UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
VIRTUAL RADIOLOGIC CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)
92826 B 10 4
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92826 B 10 4	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS Mark E. Jennings

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		23,492 (see Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,130,700 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,492 (see Item 4)

WITH	8	SHARED DISPOSITIVE POWER

4,130,700 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,154,192 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)

Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	92826 B 10 4	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS John Hawkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,130,700 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		4,130,700 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,130,700 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	26.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	92826 B 10 4	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS Generation Capital Partners II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,708,686 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,708,686 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,708,686 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	92826 B 10 4	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS Generation Capital Partners VRC LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,156,914 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,156,914 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,156,914 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	92826 B 10 4	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS Generation Members’ Fund II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		265,100 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		265,100 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	265,100 (see Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1(a).	Name of Issuer:

The name of the issuer is Virtual Radiologic Corporation (“vRad”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of vRad is 11995 Singletree Lane, Suite 500, Eden Prairie, MN 55344.

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed by and on behalf of Mark E. Jennings and John Hawkins and Generation Capital Partners II LP, Generation Capital Partners VRC LP and Generation Members’ Fund II LP (collectively, the “Generation Funds”). This Amendment No. 1 to Schedule 13G is effectively amending the earlier Schedule 13G filings made by each of Generation Capital Partners II LP and Generation Capital Partners VRC LP.

Item 2(b).	Address or Principal Business Office or, if none, Residence:

The address of Mr. Jennings and the Generation Funds’ principal place of business is One Greenwich Office Park, Greenwich CT 06831. The address of Mr. Hawkins is One Maritime Plaza, Suite 1555, San Francisco, CA 94111.

Item 2(c).	Citizenship:

Mr. Jennings and Mr. Hawkins are each United States citizens and each of the Generation Funds is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

The class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, of Virtual Radiologic Corporation.

Item 2(e).	CUSIP Number:

The CUSIP number of the common stock is 92826 B 10 4.

Item 3.	If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:
(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the “Act”).

(b)	☐	Bank, as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company, as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment

Company Act of 1940.

(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).

(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-US institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
Item 4.	Ownership:
(a)	Amount beneficially owned:

Mr. Jennings’s beneficial ownership includes: (1) 3,492 shares of common stock; (2) 20,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days; (3) 2,708,686 shares of common stock held by Generation Capital Partners II LP, of which Mr. Jennings is a managing member of its’ general partner, Generation Partners II LLC, (4) 1,156,914 shares of common stock held by Generation Capital Partners VRC LP, of which Mr. Jennings is a managing member of its’ general partner, Generation Partners VRC LLC and (5) an 265,100 shares of common stock held by Generation Members’ Fund II LP, of which Mr. Jennings is a managing member of its’ general partner, Generation Partners II LLC. Mr. Jennings may be deemed to be the beneficial owner of any securities that may be deemed to be owned by the Generation Funds. Mr. Jennings disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein.

Mr. Hawkins’s beneficial ownership includes: (1) 2,708,686 shares of common stock held by Generation Capital Partners II LP, of which Mr. Hawkins is a managing member of its’ general partner, Generation Partners II LLC, (2) 1,156,914 shares of common stock held by Generation Capital Partners VRC LP, of which Mr. Hawkins is a managing member of its’ general partner, Generation Partners VRC LLC and (3) an 265,100 shares of common stock held by Generation Members’ Fund II LP, of which Mr. Hawkins is a managing member of its’ general partner, Generation Partners II LLC. Mr. Hawkins may be deemed to be the beneficial owner of any securities that may be deemed to be owned by the Generation Funds. Mr. Hawkins disclaims beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein.

Generation Capital Partners II LP’s beneficial ownership consists of 2,708,686 shares of common stock, Generation Capital Partners VRC LP’s beneficial ownership consists of 1,156,914 shares of common stock and Generation Members’ Fund II LP’s beneficial ownership consists of 265,100 shares of common stock. Generation Partners II LLC is the general partner of Generation Capital Partners II LP and Generation Members’ Fund II LP. Generation Partners VRC LLC is the general partner of Generation Capital Partners VRC LP. Mark E. Jennings and John Hawkins are managing partners of the Generation Funds and are managing members of Generation Partners II LLC and Generation Partners VRC LLC. Mr. Jennings and Mr. Hawkins may be deemed to be the beneficial owner of any securities that may be deemed to be owned by the Generation Funds. Mr. Jennings and Mr. Hawkins each disclaim beneficial ownership of such securities except to the extent of any indirect pecuniary interest therein.

(b)	Percent of class: 26.1% for Mr. Jennings, 26.0% for Mr. Hawkins, 17.0% for Generation Capital Partners II LP, 7.3% for Generation Capital Partners VRC LP and 1.7% for Generation Members’ Fund II LP. The foregoing percentages are calculated based on the 15,904,789 shares of common stock reported to be outstanding by vRad on its most recently filed quarterly report on Form 10-Q for the quarter ended September 30, 2009.

(c)	Number of shares as to which Mr. Jennings has:

(i)	Sole power to vote or to direct the vote	23,492

(ii)	Shared power to vote or to direct the vote	4,130,700

(iii)	Sole power to dispose or to direct the disposition of	23,492

(iv)	Shared power to dispose or to direct the disposition of	4,130,700
Number of shares as to which Mr. Hawkins has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	4,130,700

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	4,130,700

Number of shares as to which Generation Capital Partners II LP has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	2,708,686

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	2,708,686
Number of shares as to which Generation Capital Partners VRC LP has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,156,914

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,156,914
Number of shares as to which Generation Members’ Fund II LP has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	265,100

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	265,100

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010	/s/ Mark E. Jennings
Mark E. Jennings

/s/ John Hawkins
John Hawkins

GENERATION CAPITAL PARTNERS II LP
	By:	/s/ Mark E. Jennings
Managing Member of Its General Partner,
Generation Partners II LLC

GENERATION CAPITAL PARTNERS VRC LP
	By:	/s/ Mark E. Jennings
Managing Member of Its General Partner,
Generation Partners VRC LLC

GENERATION MEMBERS’ FUND II LP
	By:	/s/ Mark E. Jennings
Managing Member of Its General Partner,
Generation Partners LLC

EXHIBIT 1
     Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Amendment No. 1 to Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of common stock of Virtual Radiologic Corporation.
     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 11, 2010	/s/ Mark E. Jennings
Mark E. Jennings

/s/ John Hawkins
John Hawkins

GENERATION CAPITAL PARTNERS II LP
	By:	/s/ Mark E. Jennings
Managing Member of Its General Partner,
Generation Partners II LLC

GENERATION CAPITAL PARTNERS VRC LP
	By:	/s/ Mark E. Jennings
Managing Member of Its General Partner,
Generation Partners VRC LLC

GENERATION MEMBERS’ FUND II LP
	By:	/s/ Mark E. Jennings
Managing Member of Its General Partner,
Generation Partners LLC